AB 3/28

12012150

KW 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC

SEC FILE NUMBER
8- 28915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reuters Transaction Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda S. Grimm — 212-897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if *individual, state last, first, middle name)*

300 Madison Avenue	New York	New York	10017
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda S. Grimm, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reuters Transaction Services LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Linda S. Grimm
Signature

Financial and Operations Principal
Title

Notary Public

EVELYN SFRAGA
Notary Public, State of New York
Qualified in Orange County
Registration No. 01SF5081547
Commission Expires July 7, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☒ (m)A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reuters Transaction Services LLC
Index
December 31, 2011

Reuters Transaction Services LLC

Statement of Financial Condition
December 31, 2011
(Available for Public Inspection)

pwc

Reuters Transaction Services LLC
Statement of Financial Condition
December 31, 2011
(Available for Public Inspection)

Reuters Transaction Services LLC
Index
December 31, 2011

Page(s)

Report of Independent Auditors

To the Member of
Reuters Transaction Services LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Reuters Transaction Services LLC (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Reuters Transaction Services LLC
Statement of Financial Condition
December 31, 2011

Assets	
Cash	$ 3,403,074
Receivables from clients, net of allowances for doubtful accounts ($155,480) and for credit notes ($35,000)	535,279
Unbilled revenue	226,103
Deferred taxes	78,714
Due from affiliates - net	6,405,014
Other assets	26,000
Total assets	$ 10,674,184
Liabilities and Member's Equity	
Liabilities	
Accrued Expenses	223,840
Other liabilities	35,442
Total liabilities	259,282
Commitments and contingencies (Note 2)	
Member's equity	10,414,902
Total liabilities and member's equity	$ 10,674,184

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization and Nature of Business

Reuters Transaction Services LLC ("RTS" or the "Company") is an indirectly wholly owned subsidiary of Thomson Reuters Market LLC (the "Parent"), which is an indirectly wholly owned subsidiary of Thomson Reuters Corporation. The Company is a New York limited liability company that is a Securities and Exchange Commission ("SEC") registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as an Introducing Broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company's primary business activity is providing clients a communication network enabling broker-dealers to receive orders from their institutional customers. In connection with providing these services, the Company does not take proprietary positions or enter into transactions as a principal. The Company also provides software applications to customers on a subscription basis. These software applications enable broker-dealers to manage distribution of indications of interest to institutional customers. During 2011 the Company's customers did not access the RTS communication network for futures transactions.

The Company receives privately negotiated per share fee income as well as subscription income from each correspondent broker-dealer.

As further described in Notes 3 and 5, the Company is a member of a group of affiliated companies and has extensive financing transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those which would result from transactions among wholly unrelated parties.

2. Significant Accounting Policies

Revenue Recognition
Revenues related to indications of interest, advertised trades and executed trades are based upon product usage and are recognized on the date the client enters into the respective transaction. Technology and software product subscription revenue is recognized on a straight line basis over the subscription period.

Allowance for Doubtful Accounts
An allowance for doubtful accounts is maintained for any individual client account where recovery is in doubt due to customer bankruptcy or severance of commercial relationship exists. The allowance is reduced by charge-offs and is either (a) increased by provisions charged to expense or (b) reduced by the release of such provisions when there are changes in the status of the individual client accounts. The allowance for doubtful accounts, included net within receivables from clients in the statement of financial condition, is as follows:

Allowance for doubtful accounts at December 31, 2010	$	80,954
Charge-offs		(89)
Provision for doubtful accounts		74,615
Allowance for doubtful accounts at December 31, 2011	$	155,480

Credit Note Allowance
A credit note allowance is maintained to cover customer billing disputes that arise during the normal course of business. The allowance is reduced by credits issued and is either (a) increased by provisions charged to expense or (b) reduced by the release of such provisions when there are changes in the status of the individual client accounts. The credit note allowance included net within receivables from clients in the statement of financial condition, is as follows:

Credit note allowance at December 31, 2010	$	35,000
Credits issued		(256,270)
Provision for credit notes		256,270
Credit note allowance at December 31, 2011	$	35,000

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". The ASC requires that deferred taxes reflect tax consequences in future years of differences between the financial reporting and tax bases of assets and liabilities. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the temporary differences. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some or all of a deferred tax asset will not be realized.

The Company has elected to be treated as a disregarded single member LLC for U.S. federal income tax purposes, and therefore any income or loss is included on the Parent's consolidated income tax return. The Company computes its tax liabilities as if it were filing a tax return on a modified separate return basis. The Parent settles all tax liabilities and pursuant to a tax forgiveness agreement, income tax liabilities/(benefits) are waived and recorded in the form of non-cash capital contribution/(distribution) reflected in member's equity.

Use of Estimates
The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Concentration of Credit and Business Risk
The Company's principal business operation is providing a communications network in which broker-dealers receive orders from their institutional customers. As a result, the Company is inherently subject to market fluctuations in the conduct of its business.

The Company places its cash in large financial institutions. At December 31, 2011 substantially all of the Company's $3,403,074 cash balance is being held at one financial institution. This cash balance is not insured.

Commitments and Contingencies
ASC 460-10, "Guarantees", requires the disclosure of the representations and warranties that the Company enters into which may provide general indemnifications to others. The Company, in its normal course of business, may enter into legal contracts that contain a variety of these representations and warranties which provide general indemnifications. The Company's

maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company's management expects the risk of loss to be remote.

3. Due from/to Affiliates

Due from/to affiliates represents the net of fees for services and other fees owing to/from affiliates that provide the Company with services and software that the Company in turn provides to clients.

Balances due from affiliates are offset with balances due to affiliates when; (a) the balances relate to the same affiliate, (b) there is a legally enforceable right to offset the asset and liability, and (c) the Company intends to settle on a net basis.

4. Income Taxes

The deferred tax asset amounting to $78,714 as of December 31, 2011 is the result of temporary differences arising from allowances for doubtful accounts and credit notes. Management believes that it is more likely than not that the deferred tax asset will be realized; therefore, no valuation allowance was recorded for the deferred tax asset as of December 31, 2011.

The Company follows the authoritative guidance for Income Tax Uncertainties which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its statement of financial condition uncertain tax positions that a company has taken or expects to take on a tax return. The Company does not have any unrecognized tax benefit or provisions at December 31, 2011.

As of December 31, 2011, the Company did not record a liability for unrecognized tax benefits. All years subsequent to and including 2006 for U.S. Federal and various years for State remain open to examination by the taxing authorities.

5. Related Party Transactions

In the normal course of conducting its business, the Company is party to various transactions with the Parent and its affiliates. The following is a summary of those transactions.

The Company has a local vendor agreement with Thomson Reuters Global Resources ("TRGR") for highly specialized services and software predominately representing order routing, indication of interest and related services to clients in the financial services sector.

The Company has a services agreement with Thomson Reuters Markets LLC for facilities and support services such as general and administrative services including legal, financial, sales, back-office support and other corporate functions. The Company also provides transaction services to certain affiliated entities at no cost.

The Company may lend excess cash balances to Thomson Reuters Treasury LLC (a subsidiary of the Parent), for which there are no specific repayment terms or final maturity. In addition, the Company may also borrow cash under the same agreement. Interest is charged on amounts due to/from Thomson Reuters Treasury LLC. Interest receivable on excess cash, and payable on both borrowed cash and due to Thomson Reuters Treasury LLC, is calculated on a monthly

basis at quoted US dollar deposit rates for excess cash balances. Interest on amounts loaned is computed on the quoted US dollar deposit rates plus a margin as defined in the agreement. At December 31, 2011, this interest rate was 0.0005%. During 2011, the Company earned interest amounting to $5,360. At December 31, 2011, the Company had an outstanding balance due from Thomson Reuters Treasury LLC of $5,761,119.

As of December 31, 2011, the Company permanently waived its right to receive settlement of $323,175 of tax recoverable by the Company from the Parent in accordance with the terms set forth in the tax forgiveness agreement.

6. Regulatory Compliance

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under the Rule, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

The Company is also subject to the net capital rule of the NFA, whose requirements are effectively the same as those of the SEC except that the minimum net capital requirement for introducing brokers is the greater of the requirements under the SEC net capital rule or $45,000.

At December 31, 2011, the Company had net capital under the Rule of $3,143,792, which was $3,098,792 in excess of its minimum required net capital of $45,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was .082 to 1.

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(2)(i) since it does not hold any customer cash or securities.

7. Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by FASB ASC 820 and are either already carried at fair value or at short-term in nature, bear interest at current market rates or are subject to frequent repricing. Therefore, their carrying amounts approximate their fair value.

8. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2011 that would require recognition or disclosure in this statement of financial condition through the issuance date of this statement of financial condition. Management has not identified any subsequent events.

MIX
Paper from
responsible sources
FSC® C012076

Printed on paper containing 30% post consumer waste
(PCW) fiber and certified by the Forest Stewardship Council.™